EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Motion to Certify a Class Action

On July 25, 2017, the Company was served with a motion to certify a class action that was filed with the Tel Aviv District Court. The motion concerns a 2015 transaction in which the Company acquired from Eurocom D.B.S Ltd. (a company controlled by the Company’s controlling shareholders) the remaining shares of the subsidiary, D.B.S Satellite Services (1998) Ltd. (“DBS”) held by it (the “DBS Transaction”), as well as a transaction to continue the contract between DBS and Space Communication Ltd. (“Spacecom”) (the “Spacecom Transaction”).

The motion was filed against the Company and members of the Company’s Board of Directors (collectively, the “Respondents”).

In the motion, the class was defined as the group of persons who served or are serving as shareholders in the Company, whether directly or indirectly by various public or institutional bodies, all in the period between June 20, 2017 and June 29, 2017, and for the period relating to the publication of the failure in connection with the Spacecom Transaction of July 11, 2017.

According to the petitioners, in the circumstances described in the motion, there are four causes of action: breach of duty of care, breach of fiduciary duty, discrimination against the minority and the transfer of misleading information.

The petitioners claim that the breach of the duty of care and breach of fiduciary duty are expressed both at the stage of making and approving the decision in connection with the DBS Transaction, and both at the stage of implementation with respect to consideration of the second contingent consideration in such transaction and regarding the Spacecom Transaction. According to the petitioners, discrimination against the minority was bound up in a breach of the duty of care and fiduciary duty, and was reflected in the manner in which the legitimate expectations of the public shareholders who were not exposed at all to the transaction for its implementation were harmed. According to the petitioners, the transfer of misleading information by the Company is expressed (a) in connection with the DBS Transaction - in light of the lack of reference to the possibility that the cancellation of the structural separation will not be recognized by the regulation, with all the risks involved; (b) in the non-publication of information regarding the possibility that the offset of DBS’s losses will not be made; (c) failure to vote, in the context of the financial statements, on the dramatic changes in DBS’s free cash flow in 2016; (d) failure to provide complete and updated information regarding the Spacecom Transaction.

According to the petitioners, the damage caused is reflected in a decline in the value of the Company’s share at a stage when the ISA summoned involved parties on behalf of the Company for an investigation, and as a result, the alleged failures relating to the DBS Transaction were reported. The Petitioners estimate that the damage caused to the class as a result of the depreciation in the value of the Company’s share is NIS 2 billion (including the damage caused after the publication of the affair relating to the continued contract with Spacecom).

To complete the picture, it should be noted that two class actions were filed against the Company in connection with the DBS Transaction. For further details, see the Company’s immediate report of June 29, 2017 (Ref. No. 2017-01-054637).

The Company is studying the motion and is unable to evaluate its likelihood of success at the present stage.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.